Continental AG and Moscow Tyre Plant Terminate Joint Venture

Parties reach amicable accord – agree not to disclose details

Moscow/Hanover, December 10, 2004. Continental AG, Hanover, and the Moscow Tyre Plant (MTP), Moscow have reached an amicable accord on termination of their joint venture. MTP has assumed all of the shares previously held by Continental. The two parties have agreed not to disclose any of the details of the agreement. The Executive Board of Continental AG decided to withdraw from the joint venture after external influences brought about a change in the basic parameters that precluded any possibility of the venture's attaining the objectives set within the timeframe agreed upon.

Abandonment of the joint venture leaves Continental AG saddled with a financial burden of around 30 million euros. This sum has been taken into account in forecasts made so far with regard to the prospective results for fiscal 2004. The Continental Executive Board has thus reaffirmed that the operating income for fiscal 2004 – disregarding restructuring measures affecting the US passenger tire business – will exceed one billion euros.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of EUR11.5 billion. At present it has a worldwide workforce of nearly 73,000.

Hannes Boekhoff
Head of Press
Ph: +49 511 938-1278
Fax: +49 511 938-1055
prkonzern@conti.de

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